UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sable Offshore Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78574H104

(CUSIP Number)

Christopher B. Sarofim

c/o Sable Offshore Corp.

700 Milam Street, Suite 3300,

Houston, Texas 77002

(713) 579-6106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78574H104	13D	Page 1 of 5 pages

1	Names of Reporting Persons Christopher B. Sarofim
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,924,375
	8	Shared Voting Power 3,000,000
	9	Sole Dispositive Power 3,924,375
	10	Shared Dispositive Power 3,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,924,375
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.4%
14	Type of Reporting Person IN

CUSIP No. 78574H104	13D	Page 2 of 5 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Sable Offshore Corp., a Delaware corporation (the “Issuer”), whose principal executive office is located at 700 Milam Street, Suite 3300, Houston, Texas 77002.

Item 2.	Identity and Background.

The Schedule 13D is being filed on behalf of Christopher B. Sarofim (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Sable Offshore Corp., 700 Milam Street, Suite 3300, Houston, Texas 77002. The Reporting Person is a Director of the Board of Directors (the “Board”) of the Issuer. He is also the Chairman of Fayez Sarofim & Co.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the PIPE Subscription Agreements (as defined below) that pertain to certain securities acquired by the Reporting Person. Pursuant to a PIPE Subscription Agreement, the Reporting Person’s affiliated entities, Victorious Angel Group LTD and Fayez Sarofim & Co. purchased an aggregate of 6,000,000 shares of Common Stock for an aggregate price of $60,000,000.

In November 2020, the Reporting Person acquired 96,875 shares of Common Stock for approximately $0.0035 per share. On February 24, 2021, the Reporting Person purchased warrants to purchase 77,500 shares of Common Stock at $11.50 per share (“Warrants”) at a purchase price of $1.00 per whole Warrant. On March 1, 2021, concurrently with the consummation of Flame’s initial public offering (the “IPO”), the Reporting Person purchased 500,000 shares of Common Stock and 250,000 Warrants underlying units of Flame at a purchase price of $10.00 per unit.

The Reporting Person used personal funds for the purchases reported herein. Victorious Angel Group LTD and Fayez Sarofim & Co. used their respective company funds for the purchases reported herein.

Item 4.	Purpose of Transaction.

Business Combination

On February 14, 2023 (the “Closing Date”), pursuant to an Agreement and Plan of Merger, dated as of November 2, 2022 and as amended on December 22, 2022 and June 30, 2023 (as amended, the “Merger Agreement”), by and among Flame Acquisition Corp. (“Flame”), Sable Offshore Corp. (“SOC”) and Sable Offshore Holdings LLC, the parent company of SOC (“Holdco” and together with SOC, “Legacy Sable”), (i) Holdco merged with and into Flame, with Flame surviving such merger and (ii) SOC merged with and into Flame, with Flame surviving such merger (collectively, the “Mergers” and, along with the transactions contemplated in the Merger Agreement, the “Business Combination”). Following the consummation of the Business Combination, Flame changed its name to “Sable Offshore Corp.”

Upon consummation of the Business Combination, the shares of Class A common stock, par value $0.0001 per share, of Flame were reclassified as shares of Common Stock of the Issuer.

PIPE Subscription Agreements

In connection with the Business Combination, the Issuer entered into subscription agreements (each, a “PIPE Subscription Agreement” and collectively, the “PIPE Subscription Agreements”) with certain investors, pursuant to which the Issuer issued, on the Closing Date, 44,024,910 shares of Common Stock at a price of $10.00 per share for an aggregate investment of $440,249,100 in accordance with the terms of the PIPE Subscription Agreements.

CUSIP No. 78574H104	13D	Page 3 of 5 pages

February 2021 Registration Rights Agreement

On February 24, 2021, in connection with the IPO, the Reporting Person, along with certain other securityholders of Flame, entered into a registration rights agreement (the “February 2021 Registration Rights Agreement”) with the Issuer, pursuant to which the Issuer granted registration rights, including resale, demand and certain “piggy-back” registration rights, to the shares of Common Stock issued to the initial IPO investors (the “founder shares”) and shares underlying Warrants issued in a private placement in connection with the consummation of the IPO or pursuant to the Merger Agreement.

However, pursuant to the February 2021 Registration Rights Agreement, a registration statement will not become effective until termination of the applicable lock-up period (the “Lock-Up Period”), which occurs (i) in the case of the founder shares, on the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last reported sale price of Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property and (ii) in the case of the Warrants, 30 days after the completion of the Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the February 2021 Registration Rights Agreement, subject to limited exceptions.

The foregoing descriptions of the PIPE Subscription Agreements and the February 2021 Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Person intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person, subject to the Lock-Up Period, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, including in his capacity as a member of the Board of the Issuer, may engage in discussions with management, the Issuer’s Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate his consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 78574H104	13D	Page 4 of 5 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 60,166,269 shares of Common Stock outstanding as of the Closing Date.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Christopher B. Sarofim	6,924,375	11.4%	3,924,375	3,000,000	3,924,375	3,000,000

The share amount reported herein consists of (i) 596,875 shares of Common Stock held by the Reporting Person, (ii) 3,000,000 shares of Common Stock held by Victorious Angel Group LTD, over which the Reporting Person is the managing member, (iii) 3,000,000 shares of Common Stock held by Fayez Sarofim & Co., over which the Reporting Person is the indirect, majority member, and (iv) 327,500 shares of Common Stock underlying Warrants held by the Reporting Person that are exercisable within 60 days.

(c)	Except as described in Item 3 and Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the PIPE Subscription Agreements and the February 2021 Registration Rights Agreement, and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on January 16, 2024).

2	Registration Rights Agreement, dated February 24, 2021 (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on March 2, 2021).

CUSIP No. 78574H104	13D	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2024

By:	/s/ Christopher B. Sarofim
Name:	Christopher B. Sarofim